UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2013                      File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

Notice of Annual General and Special Meeting

2.

Management Information Circular

3.

Form of Proxy

4.

Voting Instruction Form

5.

Code of Business Ethics and Conduct

6.

Board and Committee Charters

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: May 20, 2013	By: /s/ "Gregory Anderson" Gregory Anderson, CEO and Director